PE 3/27/2014 DC

[redacted]

Act: 1934
Section:
Rule: 12h-3
Public
Availability: 3/31/2014

14006046

NO ACT

March 31, 2014

Received SEC

MAR 3 1 2014

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: VSB Bancorp, Inc.
Incoming letter dated March 27, 2014

Based on the facts presented, the Division will not object if VSB stops filing periodic and current reports under the Exchange Act, including its annual report on Form 10-K for the year ended December 31, 2013. In reaching this position, we note that VSB has filed post-effective amendments removing from registration unsold securities under its effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, VSB will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2013.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kim McManus
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 31, 2014

Mail Stop 4561

Jay L. Hack, Esq.
Gallet Dreyer & Berkey, LLP
Attorneys at Law
845 Third Avenue, 8th Floor
New York, New York 10022-6601

Re: VSB Bancorp, Inc.

Dear Mr. Hack:

In regard to your letter of March 27, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

GALLET DREYER & BERKEY, LLP
ATTORNEYS AT LAW

845 Third Avenue - 8th Floor
New York, NY 10022 - 6601
Telephone 212 - 935 - 3131
Facsimile 212 - 935 - 4514

'34 Act Section 15(d) and Rule 12h-3

March 27, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: VSB Bancorp, Inc.
Commission File No. 001-33250

Attn: Kim McManus, Special Counsel

Ladies and Gentlemen:

On behalf of our client, VSB Bancorp, Inc., a New York corporation (the "Company"), we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that, despite the fact that the Company would otherwise not be eligible to rely on Rule 12h-3(a) and (b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by virtue of updating its four Form S-8 registration statements (the "Forms S-8") during the 2013 fiscal year (the Company's fiscal year is the calendar year) on account of the incorporation by reference therein of the Company's Form 10-K for the year ended December 31, 2012 (filed with the Commission on March 15, 2013), as required pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), the Company should not be precluded from relying on Rule 12h-3(a) and (b)(1)(i) of the Exchange Act to suspend its duty to file with the Commission reports required under Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, including its Annual Report on Form 10-K for the year ended December 31, 2013 which must be filed on or before March 31, 2014. The Company filed a Form 15 on December 23, 2013, as amended on February 28, 2014, pursuant to Rule 12g-4 to suspend its reporting obligations under Section 12(g) of the Exchange Act and after receipt of the Staff's concurrence will file an additional Form 15 under Rule 12h-3(a) and (b)(1)(i) to suspend its reporting obligations to file with the Commission periodic and current reports required under Section 15(d) of the Exchange Act.

Except as otherwise set forth herein, the information in this letter regarding the Company has been provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf. The Company will file with the Commission all required reports until it files the additional Form 15 to suspend its Section 15(d) reporting obligations after receipt of the staff's concurrence that it will not recommend enforcement action under the conditions set forth in this letter.

As discussed below, we respectfully submit that the relief requested hereby is similar to relief the Staff has granted to registrants in the past in positions similar to that of the Company. (*See, e.g.*, *Actavis, Inc. and Actavis plc* (available February 26, 2014), *China Shenghuo Pharmaceutical Holdings, Inc.* (available July 20, 2013), *iSecuretrac Corp.* (available February 1, 2013), and *Intraop Medical Corporation* (available May 12, 2010). The relief requested hereby is that the Company will not be required to file its 2013 10-K after filing a Form 15 with respect to its common stock (the "Common Shares") prior to the due date for the 2013 10-K. The Company complied with its reporting obligations under Section 15(d) through the end of the fiscal year in which the Forms S-8 were updated, and will file with the Commission all required periodic and current reports that are due prior to the date the Company files a Form 15 with respect to the Common Shares. The Company intends to file a Form 15 with respect to the Common Shares upon receipt of the Staff's concurrence that it will not recommend enforcement action under the conditions set forth in this letter.

Factual Background

The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. As the result of a reorganization effective in 2003, the Company acquired all of the voting shares of Victory State Bank (the "Bank"), a New York chartered bank organized in 1997. The offering of the Company's Common Shares in the reorganization was exempt from registration pursuant to Section 3(a)(12) of the Securities Act. The Bank is the only direct subsidiary of the Company and substantially all of the Company's operations are conducted through the Bank. The Bank has one wholly-owned subsidiary, which was organized as a New York limited liability company for the purpose of holding real property and other collateral acquired by the Bank in the course of collecting loans in default. The Bank operates a main office and four branch offices, all located in Richmond County (Staten Island), New York.

The Company is a "smaller reporting company," as defined in Rule 12b-2 under the Exchange Act, and had approximately $297.1 million in assets and $27.5 million in stockholders' equity at December 31, 2013. There has been no material change since that date. The principal offices of the Company are located at 4142 Hylan Boulevard, Staten Island, New York 10308.

The Company has never conducted a public offering under the Securities Act. The Company became subject to registration under the Exchange Act by virtue of its voluntary filing of a Form 10 on April 14, 2003, as amended on May 7, 2003, to register the Common Shares under Section 12(g) of the Exchange Act. Thereafter, the Common Shares were registered pursuant to Section 12(b) of the Exchange Act upon the filing of a Form 8-A on January 10, 2007. To the best of the Company's knowledge, at no time has it ever had 500 or more holders of Common Shares. The Common Shares are the only class of its securities that are registered or are required to be registered under Section 12 of the Exchange Act or subject to a reporting obligation under Section 15(d) of the Exchange Act. The Common Shares are quoted for trading on the OTC QB. The Common Shares were formerly listed on the Nasdaq Stock Market, but the Company voluntarily terminated that listing in December 2013 and a related Form 25 was filed with the Commission on December 13, 2013.

On March 15, 2004, the Company filed a Registration Statement on Form S-8 (File No. 333-113635) registering 99,000 Common Shares issuable under four stock option plans. On March 3, 2005, the Company filed a Registration Statement on Form S-8 (File No. 333-123183) registering 74,320 Common Shares issuable under VSB Bancorp, Inc. Employee Stock Ownership Plan. On May 23, 2005, the Company filed a Registration Statement on Form S-8 (File No. 333-125143) registering 55,000 Common Shares issuable under a stock option plan. On May 11, 2010, the Company filed a Registration Statement on Form S-8 (File No. 333-166738) registering 100,000 Common Shares issuable under two stock option plans (collectively the "Forms S-8"). On December 2, 2013, the Company filed four separate post-effective amendments to the S-8 Registration Statements deregistering all of the unissued Common Shares registered on the S-8 Registration Statements. All of the four post-effective amendments filed on December 2, 2013 are now effective. The Company does not have any other registration statements on file that registered the offer and sale of any securities that became effective or were automatically updated under Section 10(a)(3) of the Securities Act during the Company's 2013 fiscal year.

On December 13, 2013, the Company notified Nasdaq of its intent to voluntarily delist the Common Shares from Nasdaq and filed its Form 25 with the Commission pursuant to Exchange Act Rule 12d2-2(c) to notify the Commission of its withdrawal of the Common Shares from listing on Nasdaq and to withdraw the Common Shares from registration under Section 12(b) of the Exchange Act. The Company's duty to file reports under Section 13(a) was suspended when the delisting occurred on December 23, 2013, pursuant to Rule 12d2-2(d)(5) The Form 25 filed on December 13, 2013 became effective on March 13, 2014, 90 days after filing with the Commission. The suspension of the Company's obligations under Section 13(a) automatically revived its reporting obligations under Section 12(g). The Company's filing of a Form 15 on December 23, 2013, as amended on February 28, 2014, suspended its reporting obligations under Section 12(g) but thereupon revived its obligations under Section 15(d) of the Exchange Act by virtue of the updating of the Forms S-8 in 2013.

As of February 28, 2014, there were 1,776,709 Common Shares outstanding, which were held of record by approximately 175 holders (as determined pursuant to Rule 12g5-1 under the Exchange Act). In addition, options to acquire 102,050 Common Shares are currently outstanding, which options are held by 24 option holders, all of whom are also currently stockholders of the Company. All of the option holders are directors or officers of the Company or its wholly-owned subsidiary. The Company has no securities issued and outstanding other than the Common Shares and options to acquire Common Shares. No sales of the Common Shares by the Company have occurred in 2013 or 2014 and no options under any of the stock option plans were exercised in 2013. Other than its current reporting obligations under Section 15(d) of the Exchange Act, the Company is not under any obligation, contractual or otherwise, to submit, provide or file reports under the Exchange Act with the Commission. As of the date of this letter, the Company has filed all reports required under Section 13(a) of the Exchange Act during 2014 and for its three preceding fiscal years. If the Company obtains the relief sought by this letter and thereafter files the Form 15 in reliance on Rule 12h-93, it will not thereafter file or furnish Exchange Act reports with the Commission.

On account of, among other reasons, the high cost of preparing and filing periodic reports with the Commission and the historically low trading volume of the Common Shares, the Board of Directors of the Company determined that deregistration of the Common Shares was in the best interests of the Company and its shareholders.

Discussion

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Because the Company has less than 300 record shareholders, it satisfies the requirements of Rule 12g-4(a) and it suspended its reporting obligations with respect to the Common Shares under Section 13(a) of the Exchange Act upon the filing of the Form 15 on December 23, 2013 as amended on February 28, 2014. That suspension automatically revived its reporting obligations under Section 15(d).

With respect to an issuer's ongoing reporting obligations under Section 15(d), Rule 12h-3(a) provides a means to suspend reporting, subject to meeting the requirements of Rule 12h-3(a) and (b) and the limitations imposed by Rule 12h-3(c) and (d). The Company meets the requirements of Rule 12h-3(a) because it has filed all reports required by Section 13(a) of the Exchange Act for its most recent three fiscal years and the current year to date and it will continue to file for the portion of the current fiscal year preceding the date of the anticipated Form 15 filing. In addition, the Company satisfies the requirements of Rule 12h-3(b) because the Common Shares, the Company's only class of registered securities, are held of record by less than 300 holders.

Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder, however, have the effect of rendering inapplicable this ability to suspend reporting with respect to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. In the Company's case, a literal interpretation of Rule 12h-3(c) would not permit the Company to suspend the duty imposed by Section 15(d) to file reports required by Section 13(a), despite the fact that the Company satisfies the requirements of Rule 12h-3(a) and (b), because the Company's Annual Report on Form 10-K with respect to its fiscal year ended December 31, 2012 had the effect of updating the Forms S-8 covering the Common Shares pursuant to Section 10(a)(3) of the Securities Act.

Notwithstanding Rule 12h-3(c), the Company believes it should be able to rely on Rule 12h-3(a) to immediately suspend its duty to file reports under Section 15(d) upon the filing of the Form 15 because it is otherwise eligible to do so, no Common Shares have been sold under any of the Forms S-8 during 2013 or the current fiscal year, no options granted under any if its stock option plans were exercised during 2013 or the current fiscal year, and the benefits to security holders of continued reporting are outweighed by the burdens on the Company of continuing to prepare and make such filings.

The purpose of Rule 12h-3 is to permit an issuer to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified for public policy reasons. In the proposing release relating to proposed revisions of Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). See also *Environmental Tectonics Corporation* (available March 22, 2013); *Tix Corporation* (available November 3, 2010); *Craftmade International, Inc.* (available January 27, 2010); *Datatrak International, Inc.* (available August 12, 2009); *Neuro-Hitech, Inc.* (available July 30, 2009); and *I. C. Isaacs & Company, Inc.* (available August 13, 2008).

As discussed above, the Company filed post-effective amendments to the Forms S-8 to deregister all remaining unsold Common Shares that had been registered on those registration statements. The post-effective amendments to the Forms S-8 became effective immediately upon filing. As a result, those registration statements cannot be used for sales of Common Shares. Therefore, no investors will need the protections contemplated by Section 15(d) as no investors are able to purchase shares pursuant to any effective Securities Act registration statements of the Company and, as noted above, the Company sold no Common Shares and no options were exercised during 2013 or the current fiscal year.

Furthermore, the Staff has granted no-action relief and concurred in allowing issuers to file a Form 15 in a range of circumstances where a literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the compliance burdens continued reporting would place on the issuer. In this regard, the Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective Securities Act registration statements that had been automatically updated during the current fiscal year due to the filing of Annual Reports on Form 10-K. See, e.g., *Maxygen, Inc.* (available October 30, 2013); *Environmental Tectonics Corporation* (available March 22, 2013); *Tix Corporation* (available November 3, 201 0); *PureDepth, Inc.* (available March 8, 2010); *Craftmade International, Inc.* (available January 27, 2010); *Neuro-Hitech, Inc.* (available July 30, 2009); and *I. C. Isaacs & Company, Inc.* (available August 13, 2008). The Company meets the conditions regularly cited in the relevant no-action letters, including that it is otherwise eligible under Rule 12h-3, no Common Shares have been sold and no options have been exercised under any of the Forms S-8 during 2013 or the current fiscal year, and all remaining shares under the Forms S-8 have been deregistered.

The Company believes that it may rely on the increased shareholder of record threshold applicable to banks and bank holding companies seeking to suspend reporting obligations under Section 15(d) when determining if the Company must resume reporting in the future. Section 601 of the Jumpstart Our Business Startups Act (the "JOBS Act") amended Section 15(d) of the Exchange Act to increase the holders of record threshold for suspension of the duty to file reports for banks and bank holding companies from 300 to 1,200 record holders. The Company, which has fewer than 300 holders of record at present, is not required to rely on the JOBS Act amendment to Section 15(d) to suspend reporting under Rule 12h-3 because it currently satisfies the holder of record limitation in Rule 12h-3(b). For the purposes of resuming reporting, however, the Company believes it should be able to rely on the higher threshold contained in Section 15(d) just as other banks and bank holding companies have. See, e.g., *Birmingham Bloomfield Bancshares, Inc.* (available January 30, 2013); *Frederick County Bancorp, Inc.* (available June 9, 2013); and *First Citizens Bancshares, Inc.* (available September 26, 2012). The Company also acknowledges that, if on the first day of any subsequent fiscal year there are 1,200 or more holders of record of the Common Shares, the suspension of the Company's Section 15(d) reporting obligations will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d) of the Exchange Act.

In addition, the current holders of options issued pursuant to the stock option plans covered by the Forms S-8 will not be disadvantaged by the absence of current and periodic reports under the Exchange Act. These option holders are current directors and officers of the Company, all of whom not only have access to detailed information about the Company but also have the ability to ask questions of the Company's senior executive officers prior to making a decision to exercise any options.[1] Thus, these persons will have the ability to monitor the Company's performance and make informed investment decisions. Finally, as discussed above, the Company has deregistered all of the unissued Common Shares registered pursuant to the Forms S-8. As a result, no additional person will be able to purchase or otherwise acquire any of the Common Shares that had been registered on such Forms S-8, and so, with respect to the Common Shares covered by the Forms S-8, there will be no additional persons who would be protected by or benefit from the Company's continued filing of current and periodic Exchange Act reports.

The Proposing Release also noted the Commission's acknowledgement that Congress recognized that, with respect to Section 15(d) of the Exchange Act, the benefits of current and periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where companies with a small number of public stockholders are involved. For the Company, preparing and filing current and periodic reports with the Commission imposes a material financial burden on the Company and involves significant management effort. Management has estimated that the Company's total annual expenses relating to its Section 15(d) reporting obligations, including legal and accounting fees, are not less than approximately $150,000. The Company believes these funds could be used more effectively to strengthen and

[1] After the Company ceases to be a reporting company, Rule 701 under the Securities Act will permit the Company to grant and award Common Shares under its written compensatory benefit plans in compliance with Rule 701. The Company has informed us that, after the filing of the Form 15, it intends to comply with all requirements applicable to it to ensure that the grant and award of Common Shares under its written compensatory benefit plans will be made in accordance with Rule 701. The issuance of any Common Shares upon the exercise of any stock options heretofore or hereafter issued under any such plans shall also be made in accordance with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of written compensatory benefit plans by an issuer not subject to the reporting requirements of the Exchange Act. Upon effectiveness of the Company's Form 15 filing to suspend is Section 15(d) obligations, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Common Shares issued under Rule 701 will be "restricted securities" as defined in Rule 144 under the Securities Act. Accordingly, the Company acknowledges, and will advise all of its option holders, that the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See, e.g., Mango Capital, Inc. (available March 28, 2012).

grow the Company and increase shareholder value. Therefore, the Company believes that, given the Company's small shareholder base and limited trading activity in the Common Shares, the costs associated with preparing and filing such periodic reports are unnecessary and excessively burdensome, particularly in light of the limited benefits to the Company's shareholders.

Conclusion

For the foregoing reasons, we respectfully request that the Staff confirm that it concurs with the Company's view that, despite the fact that the Company would not be eligible to rely on Rule 12h-3(c) by virtue of updating the Forms S-8 during the 2013 fiscal year on account of the incorporation by reference therein of the Company's Form 10-K for the year ended December 31, 2012 as required pursuant to Section 10(a)(3) of the Securities Act, the Company would not be precluded from relying on Rule 12h-3 to suspend its duty to file with the Commission reports required under Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, including its Annual Report on Form 10-K for the year ended December 31, 2013.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will cease filing periodic reports under Section 13(a) upon its filing of a Form 15, pursuant to Rule 12h-3, prior to March 31, 2014 (the date the Company's Form 10-K for the year ended December 31, 2013 would have otherwise been due).

If the Staff has any questions concerning this request or requires additional information, please contact me at (212) 935-3131 or via email at jlh@gdblaw.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email.

Very truly yours,

Jay L. Hack, Esq.